EXHIBIT 4.04

Shareholder Name: ______________________

Lock-Up Agreement

Board of Directors

Infe Human Resources, Inc.

67 Wall Street

New York, NY 10002

The undersigned is an owner of record or beneficially of certain shares of common stock of the Infe Human Resources, Inc. (the “Company”) acquired in the acquisition of Gilsor Technologies, Inc. including both shares and shares underlying warrants (any shares resulting from the acquisitions of Gilsor being the "Common Shares") or securities convertible into or exchangeable or exercisable for Common Shares.  The undersigned is a party to certain contracts or agreements with the Company, to which the undersigned acknowledges, will be beneficial to the Company and the undersigned.

In consideration of the foregoing, the undersigned hereby agrees that the undersigned will not offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to (collectively, a "Disposition") any Common Shares, any options or warrants to purchase any Common Shares or any securities convertible into or exchangeable for Common Shares (collectively, "Securities") now owned or hereafter acquired directly by such person or with respect to which such person has or hereafter acquires the power of disposition, otherwise than (i) as a bona fide gift or gifts, provided the donee or donees thereof agree in writing to be bound by this restriction, (ii) as a distribution to partners or shareholders of such person, provided that the distributees thereof agree in writing to be bound by the terms of this restriction, (iii) with respect to sales or purchases of Common Shares acquired on the open market or (iv) with the prior written consent of the Company.  The foregoing restrictions will terminate after the close of trading of the Common Shares on the 365th day following the date of this Lock-Up Agreement (the "Lock-Up Period"). The foregoing restriction has been expressly agreed to preclude the holder of the Securities from engaging in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a Disposition of Securities during the Lock-Up Period, even if such Securities would be disposed of by someone other than such holder. Such prohibited hedging or other transactions would include, without limitation, any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any Securities or with respect to any security (other than a broadbased market basket or index) that included, relates to or derives any significant part of its value from Securities. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of Common Shares or Securities held by the undersigned except in compliance with the foregoing restrictions.

This agreement is irrevocable and will be binding on the undersigned and the respective successors, heirs, personal representatives, and assigns of the undersigned. Nothing in this Lock-Up Agreement shall constitute an offer by the Company to sell, or create any right or obligation for the undersigned to purchase, Common Shares or Securities of the Company. This Lock-Up Agreement shall be governed by and construed in accordance with the internal laws of the state of New York of the United States applicable to agreements made and to be performed in such state.

Dated:

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Printed Name of Shareholder

By:

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Signature